Exhibit 21.1

LIST OF SUBSIDIARIES

IIOT-OXYS, INC.

IIOT-OXYS, Inc., a Nevada corporation, has the following wholly owned subsidiaries:

1.	OXYS Corporation, a Nevada corporation.
2.	HereLab, Inc., a Delaware corporation.